SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)


                               Conning Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   208215 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jane Weinberg, Esq.
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010
                                 (212) 578-2211
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 9, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                                    ------------------
CUSIP No.   208215 10 3                                       Page 2 of 21 Pages
--------------------------                                    ------------------


--------------------------------------------------------------------------------
   1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Metropolitan Life Insurance Company
           13-5581829
--------------------------------------------------------------------------------
   2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
   3
        SEC USE ONLY

--------------------------------------------------------------------------------
   4
        SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
   5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  /_/

--------------------------------------------------------------------------------
   6
        CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                    7
   NUMBER OF             SOLE VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    8
                         SHARED VOTING POWER

                            8,304,995
--------------------------------------------------------------------------------
                    9
                         SOLE DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
                   10
                         SHARED DISPOSITIVE POWER

                            8,304,995
--------------------------------------------------------------------------------
  11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,304,995
--------------------------------------------------------------------------------
  12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      /_/

--------------------------------------------------------------------------------
  13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.0%
--------------------------------------------------------------------------------
  14
        TYPE OF REPORTING PERSON

           IC
--------------------------------------------------------------------------------




                               Page 2 of 21 Pages

                                  SCHEDULE 13D


--------------------------                                    ------------------
CUSIP No.   208215 10 3                                       Page 3 of 21 Pages
--------------------------                                    ------------------


--------------------------------------------------------------------------------
   1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GenAmerica Corporation
            43-1779470
--------------------------------------------------------------------------------
   2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
   3
        SEC USE ONLY

--------------------------------------------------------------------------------
   4
        SOURCE OF FUNDS

           Not Applicable
--------------------------------------------------------------------------------
   5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  /_/

--------------------------------------------------------------------------------
   6
        CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri
--------------------------------------------------------------------------------
                    7
   NUMBER OF             SOLE VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    8
                         SHARED VOTING POWER

                            8,304,995
--------------------------------------------------------------------------------
                    9
                         SOLE DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
                   10
                         SHARED DISPOSITIVE POWER

                            8,304,995
--------------------------------------------------------------------------------
  11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,304,995
--------------------------------------------------------------------------------
  12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      /_/

--------------------------------------------------------------------------------
  13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.0%
--------------------------------------------------------------------------------
  14
        TYPE OF REPORTING PERSON

           HC, CO
--------------------------------------------------------------------------------




                               Page 3 of 21 Pages

                                  SCHEDULE 13D


--------------------------                                    ------------------
CUSIP No.   208215 10 3                                       Page 4 of 21 Pages
--------------------------                                    ------------------


--------------------------------------------------------------------------------
   1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           General American Life Insurance Company
           43-0285930
--------------------------------------------------------------------------------
   2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
   3
        SEC USE ONLY

--------------------------------------------------------------------------------
   4
        SOURCE OF FUNDS

           Not Applicable
--------------------------------------------------------------------------------
   5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  /_/

--------------------------------------------------------------------------------
   6
        CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri
--------------------------------------------------------------------------------
                    7
   NUMBER OF             SOLE VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    8
                         SHARED VOTING POWER

                            8,304,995
--------------------------------------------------------------------------------
                    9
                         SOLE DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
                   10
                         SHARED DISPOSITIVE POWER

                            8,304,995
--------------------------------------------------------------------------------
  11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,304,995
--------------------------------------------------------------------------------
  12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      /_/

--------------------------------------------------------------------------------
  13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.0%
--------------------------------------------------------------------------------
  14
        TYPE OF REPORTING PERSON

           IC
--------------------------------------------------------------------------------




                               Page 4 of 21 Pages

                                  SCHEDULE 13D


--------------------------                                    ------------------
CUSIP No.   208215 10 3                                       Page 5 of 21 Pages
--------------------------                                    ------------------


--------------------------------------------------------------------------------
   1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GenAm Holding Company
            43-1872679
--------------------------------------------------------------------------------
   2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
   3
        SEC USE ONLY

--------------------------------------------------------------------------------
   4
        SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
   5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  /_/

--------------------------------------------------------------------------------
   6
        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7
   NUMBER OF             SOLE VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    8
                         SHARED VOTING POWER

                            8,304,995
--------------------------------------------------------------------------------
                    9
                         SOLE DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
                   10
                         SHARED DISPOSITIVE POWER

                            8,304,995
--------------------------------------------------------------------------------
  11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,304,995
--------------------------------------------------------------------------------
  12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      /_/

--------------------------------------------------------------------------------
  13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.0%
--------------------------------------------------------------------------------
  14
        TYPE OF REPORTING PERSON

           HC, CO
--------------------------------------------------------------------------------




                               Page 5 of 21 Pages

         This Amendment relates to the common stock, par value of $.01 per share (the "Shares"), of Conning Corporation, a Missouri corporation ("Conning"). This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of Metropolitan Life Insurance Company ("MetLife"), GenAmerica Corporation ("GenAmerica") and General American Life Insurance Company ("GALIC")) relating to Conning filed on January 18, 2000, by amending and restating Item 2 in its entirety, as follows, and by amending Items 4, 5 and 7 with the additions, as follows.

         The Schedule 13D was filed in connection with MetLife's acquisition of beneficial ownership of 8,304,995 Shares pursuant to its purchase from General American Mutual Holding Company of all of the issued and outstanding shares of capital stock of GenAmerica, an indirect holder of such Shares. This Amendment is filed in connection with the Agreement and Plan of Merger (the "Merger Agreement") by and among MetLife, CC Merger Sub Inc., an indirect wholly owned subsidiary of MetLife ("Merger Sub"), and Conning, providing for the acquisition by MetLife of the outstanding Shares that it does not already control, subject to the terms and conditions therein.

         Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 2.  Identity and Background.
         -----------------------

         The Schedule 13D and this Amendment are filed on behalf of (i) MetLife,
(ii) GenAmerica, a wholly owned subsidiary of MetLife, (iii) General American Life Insurance Company, a wholly owned subsidiary of GenAmerica ("GALIC"), and
(iv) GenAm Holding Company, a wholly owned subsidiary of GALIC ("GenAm Holding") (MetLife, GenAmerica, GALIC, and GenAm Holding are referred to herein collectively as the "Filing Parties"). MetLife is a New York life insurance company with its principal office and business at One Madison Avenue, New York, NY 10010. MetLife is not controlled by any person or persons. GenAmerica is a Missouri corporation and a holding company. GALIC is a Missouri insurance corporation. GenAm Holding is a Delaware corporation and a holding company. The address of the principal office and business of each of GenAmerica, GenAm Holding and GALIC is 700 Market Street, St. Louis, Missouri 63101. GenAm Holding is the record owner of the 8,304,995 Shares to which the Schedule 13D and this Amendment relate.

         Set forth on Schedule A to this Amendment, and incorporated herein by reference, is the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of MetLife, GenAmerica, GenAm Holding and GALIC. MetLife is not controlled by any person or persons.

         During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).




                               Page 6 of 21 Pages

         During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.  Purpose of Transaction.
         ----------------------

            As previously disclosed in the Schedule 13D, on January 14, 2000, MetLife submitted a letter to the Conning Board of Directors setting forth MetLife's proposal to acquire all outstanding Shares not currently beneficially owned by MetLife for $10.50 per share in cash. Subsequently, the Conning Board of Directors formed a special committee to consider MetLife's proposal and to recommend a course of action to the Conning Board of Directors. The special committee retained independent financial and legal advisors and entered into negotiations with MetLife. Upon the successful completion of these negotiations, on March 9, 2000, MetLife and Conning executed the Merger Agreement, pursuant to which (and subject to the terms and conditions therein) MetLife will make a tender offer to acquire all of the outstanding shares of Conning not already controlled by MetLife for $12.50 per share in cash (the "Offer"). A copy of the joint press release announcing the Merger Agreement is attached hereto as
Exhibit 11, and a copy of the Merger Agreement is attached hereto as Exhibit 12.

            Under the Merger Agreement, MetLife will commence the Offer by March 20, 2000 (the "Offer"). The Offer will be subject to the condition, among others, that the number of Shares validly tendered and not withdrawn, when combined with the Shares that MetLife already indirectly owns, exceeds two-thirds of the outstanding Shares, thereby ensuring shareholder approval of the merger. The Offer is also subject to other customary conditions. Subsequently, subject to the terms and conditions of the Merger Agreement, MetLife will acquire all outstanding Shares not validly tendered by merging Merger Sub into Conning (the "Merger").

            In addition, MetLife may make nominations to Conning's Board of Directors to appoint individuals to fill current vacancies on the board. MetLife also reserves the right to replace current board members. In addition, MetLife reserves the right to make recommendations to Conning's Board of Directors to appoint individuals to fill vacant senior management positions that may exist at Conning from time to time. Conning announced on March 9, 2000 that its Board of Directors named James L. Lipscomb as president and chief executive officer, succeeding Arthur C. Reeds, III, who announced his resignation effective immediately. Mr. Reeds will remain on Conning's Board of Directors. Mr. Lipscomb, a senior vice president at MetLife, has had a wide range of experience at MefLife including investments, and most recently was in charge of corporate planning.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) and (b).

         To the best knowledge of the Filing Parties, as of January 6, 2000, Matthew P. McCauley, Vice President, Associate General Counsel and Assistant Secretary of GenAmerica and GALIC, and General Counsel and Secretary of Conning, beneficially




                               Page 7 of 21 Pages
owned 500 Shares and shared voting and dispositive power with respect to such Shares with Brigid K. McCauley, his spouse.


Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit No.  Description
         ----------   -----------

              11      Joint Press Release of MetLife and Conning dated March 9,
                      2000 filed as Exhibit 99 to MetLife's Schedule TO, dated
                      March 9, 2000 is incorporated herein by reference.
              12      Agreement and Plan of Merger by and among MetLife,
                      CC Merger Sub Inc. and Conning, dated as of March 9,
                      2000.
              13      Joint Filing Agreement.









                               Page 8 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000

                                   METROPOLITAN LIFE INSURANCE COMPANY


                                   By: /s/ Jane Weinberg
                                      ---------------------------------------
                                      Name:  Jane Weinberg
                                      Title: Vice-President and Investment
                                                Counsel









                               Page 9 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000

                                   GENAMERICA CORPORATION


                                   By: /s/ Robert J. Banstetter
                                      ---------------------------------------
                                      Name:  Robert J. Banstetter
                                      Title: Vice President, General Counsel and
                                                Secretary









                              Page 10 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000

                                   GENERAL AMERICAN LIFE INSURANCE COMPANY


                                   By: /s/ Robert J. Banstetter
                                      ---------------------------------------
                                      Name:  Robert J. Banstetter
                                      Title: Vice President, General Counsel and
                                              Secretary









                              Page 11 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000

                                   GENAM HOLDING COMPANY


                                   By: /s/ Matthew P. McCauley
                                      ---------------------------------------
                                      Name:  Matthew P. McCauley
                                      Title: Vice President, General Counsel and
                                              Secretary









                              Page 12 of 21 Pages

                        INCUMBENCY CERTIFICATE OF METLIFE

         I, Thomas C. Hoi, an Assistant Secretary of MetLife, do hereby certify that the following is a full, true and correct copy of Section 4.1 of the By-Laws of MetLife:

         "Any officer, or any employee designated for the purpose by the chief executive officer, shall have power to execute all instruments in writing necessary or desirable for the Company to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in the Bylaws, authorizations for the disposition of the funds of the Company deposited in its name and policies, contracts, agreements, amendment and endorsements of, for or in connection with insurance or annuities) and to affix the corporate seal."

         I further certify that the following person is an officer of MetLife and that the signature set forth opposite such officer's name is the genuine signature of such officer:

Name                Title                                         Signature
-----------------------------------------------------------------------------
Jane Weinberg       Vice-President and Investment Counsel   /s/ Jane Weinberg
                                                            -----------------


         In witness whereof, I have hereunto set my hand and have caused to be affixed the corporate seal of MetLife this 9th day of March, 2000.



                                   /s/ Thomas C. Hoi
                                   ---------------------------------------
                                   Thomas C. Hoi
                                   Assistant Secretary









                              Page 13 of 21 Pages

                                   SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE


            Set forth below is the name and present principal occupation or employment of each director and executive officer of MetLife. Except as set forth below, each person's present principal occupation or employment is with MetLife. MetLife is a New York life insurance company. The principal business address of MetLife is One Madison Avenue, New York, NY 10010. Each person listed below is a citizen of the United States, except for Mr. Tweedie who is a citizen of the United Kingdom and Canada.

                                    Directors

                                       Present Principal Occupation or
Name and Business Address              Employment
-------------------------              -------------------------------

Curtis H. Barnette                     Chairman and Chief Executive Officer,
   Bethlehem Steel Corporation         Bethlehem Steel Corporation (steel
   1170 Eighth Avenue, Martin Tower    manufacturing)
      2118
   Bethlehem, Pennsylvania 18016

Robert H. Benmosche                    Chairman of the Board, President and
                                       Chief Executive Officer

Gerald Clark                           Vice-Chairman of the Board and Chief
                                       Investment Officer

Joan Ganz Cooney                       Chairman, Executive Committee,
   Children's Television Workshop      Children's Television Workshop
   One Lincoln Plaza                   (broadcasting)
   New York, New York 10023

Burton A. Dole, Jr.                    Retired Chairman, President and Chief
   Puritan Bennett                     Executive Officer, Puritan Bennett
   P.O. Box 208                        (medical device manufacturing)
   Pauma Valley, California 92061

James R. Houghton                      Chairman of the Board Emeritus,
   Corning Incorporated                Corning Incorporated (ceramics
   80 East Market Street, 2nd Floor    manufacturing)
   Corning, New York 14830

Harry P. Kamen                         Retired Chairman of the Board and
   Metropolitan Life Insurance Company Chief Executive Officer
   200 Park Avenue, Suite 5700
   New York, New York 10166




                              Page 14 of 21 Pages

Helene L. Kaplan                       Of Counsel, Skadden, Arps, Slate,
   Skadden, Arps, Slate, Meagher &     Meagher & Flom, LLP (law firm)
       Flom, LLP
   919 Third Avenue
   New York, New York 10022

Charles M. Leighton                    Retired Chairman and Chief Executive
   CML Group, Inc.                     Officer, CML Group, Inc. (exercise
   P.O. Box 247                        and leisure products)
   Bolton, Massachusetts 01740

Allen E. Murray                        Retired Chairman of the Board and
   Mobil Corporation                   Chief Executive Officer, Mobil
   375 Park Avenue, Suite 2901         Corporation (petroleum refining)
   New York, New York 10152

Stewart G. Nagler                      Vice-Chairman of the Board and Chief
                                       Financial Officer

John J. Phelan, Jr.                    Retired Chairman and Chief Executive
   New York Stock Exchange, Inc.       Officer, New York Stock Exchange,
   P.O. Box 312                        Inc. (securities trading exchange)
   Mill Neck, New York 11765

Hugh B. Price                          President and Chief Executive
   National Urban League, Inc.         Officer, National Urban League, Inc.
   120 Wall Street, 7th & 8th Floors   (charitable institution)
   New York, New York  10005

Robert G. Schwartz                     Retired Chairman of the Board,
   Metropolitan Life Insurance         President and Chief Executive Officer
      Company
   200 Park Avenue, Suite 5700
   New York, New York 10166

Ruth J. Simmons, Ph.D.                 President, Smith College (educational
   Smith College                       institution)
   College Hall 20
   Northampton, Massachusetts 01063

William C. Steere, Jr.                 Chairman of the Board and Chief
   Pfizer Inc.                         Executive Officer, Pfizer Inc.
   235 East 42nd Street                (pharmaceutical manufacturing)
   New York, New York 10017




                              Page 15 of 21 Pages

                               Executive Officers
                               ------------------
                             (Who Are Not Directors)

Name                    Present Principal Occupation or Employment
----                    ------------------------------------------

Gary A. Beller          Senior Executive Vice-President and General Counsel

James M. Benson         President, Individual Business; Chairman, Chief
                        Executive Officer and President, New England Life
                        Insurance Company

C. Robert Henrikson     President, Institutional Business

Richard A. Liddy        Senior Executive Vice-President; Chairman, President
                        and Chief Executive Officer, GenAmerica; Chairman and Chief Executive Officer, GALIC; President, GenAm
                        Holding

Catherine A. Rein       Senior Executive Vice-President; President and Chief
                        Executive Officer, Metropolitan Property and
                        Casualty Insurance Company

William J. Toppeta      President, Client Services; Chief Administrative
                        Officer

John H. Tweedie         Senior Executive Vice-President

Lisa M. Weber           Executive Vice-President, Human Resources

Judy E. Weiss           Executive Vice-President and Chief Actuary







                              Page 16 of 21 Pages

            DIRECTORS AND EXECUTIVE OFFICERS OF GENAMERICA AND GALIC

            Set forth below is the name and present principal occupation or employment of each director and executive officer of GenAmerica and GALIC. GenAmerica is a holding company, and GALIC is an insurance company. The principal business address of each of GenAmerica and GALIC is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                     Directors of Both GenAmerica and GALIC
                     --------------------------------------

                                       Present Principal Occupation or
Name and Business Address              Employment
-------------------------              -------------------------------

August A. Busch III                    Chairman and President,
   Anheuser-Busch Companies, Inc.      Anheuser-Busch Companies, Inc.
   One Busch Place                     (brewing, aluminum beverage container
   St. Louis, Missouri 63118           manufacturing and operating theme
                                       parks)

William E. Cornelius                   Retired Chairman and Chief Executive
   #2 Dunlora Lane                     Officer, Union Electric Company (now
   St. Louis, Missouri 63131           Ameren Corporation) (electric utility)

John C. Danforth                       Partner, Bryan Cave LLP (law firm)
   Bryan Cave LLP
   One Metropolitan Square,
   Suite 3600
   St. Louis, Missouri 63102

Bernard A. Edison                      Former President, Edison Brothers
   Edison Brothers Stores, Inc.        Stores, Inc. (retail specialty stores)
   500 Washington Avenue, Suite 1234
   St. Louis, Missouri 63101

Richard A. Liddy                       Chairman, President and Chief
                                       Executive Officer, GenAmerica;
                                       Chairman and Chief Executive Officer,
                                       GALIC; President, GenAm Holding;
                                       Senior Executive Vice President,
                                       MetLife

William E. Maritz                      Chairman, Maritz Inc. (travel and
   Maritz, Inc.                        communication services and
   1375 N. Highway Drive               motivation, training and marketing
   St. Louis, Missouri 63099           research)

Craig D. Schnuck                       Chairman and Chief Executive Officer,
   Schnuck Markets, Inc.               Schnuck Markets, Inc. (retail grocery
   11420 Lackland Road                 stores)
   St. Louis, Missouri 63146




                              Page 17 of 21 Pages

William P. Stiritz                     Chairman, President and Chief
   Agribrands International, Inc.      Executive Officer, Agribrands
   9811 South Forty Drive              International, Inc. (production and
   St. Louis, Missouri 63124           marketing of animal feed and
                                       agricultural and nutritional products)

Andrew C. Taylor                       Chief Executive Officer and
   Enterprise Rent-A-Car               President, Enterprise Rent-A-Car
   600 Corporate Park Drive            (automobile leasing)
   St. Louis, Missouri 63105

H Edwin Trusheim                       Retired Chairman, GALIC
   GenAmerica Corporation
   700 Market Street
   St. Louis, Missouri 63101

Robert L. Virgil                       General Principal, Edward Jones & Co.
   Edward Jones & Co.                  (securities firm)
   12555 Manchester Road
   St. Louis, Missouri 63131

Virginia V. Weldon
   242 Carlyle Lake Drive
   St. Louis, Missouri 63141

Ted C. Wetterau                        President, Wetterau Associates, LLC
   Wetterau Associates, LLC            (investment management)
   8112 Maryland Avenue, Suite 250A
   St. Louis, Missouri 63105



                  Executive Officers of GenAmerica and/or GALIC
                  ---------------------------------------------
                             (Who Are Not Directors)


Name                    Present Principal Occupation or Employment
----                    ------------------------------------------

Robert J. Banstetter    Vice President, General Counsel and Secretary,
                        GenAmerica and GALIC

John W. Barber          Vice President and Controller, GenAmerica; Vice
                        President, GALIC; Chairman and President, EIM

Kevin C. Eichner        Executive Vice President, GenAmerica; President,
                        GALIC

Barry C. Cooper         Vice President - Finance, GenAmerica; Vice President
                        and Controller, GALIC




                              Page 18 of 21 Pages

E. Thomas Hughes        Treasurer and Corporate Actuary, GenAmerica and
                        GALIC; Treasurer, GenAm Holding

Bernard H Wolzenski     Executive Vice President - Individual, GenAmerica
                        and GALIC

A. Greig Woodring       Executive Vice President - Reinsurance, GALIC;
                        President and Chief Executive Officer, RGA









                              Page 19 of 21 Pages

                DIRECTORS AND EXECUTIVE OFFICERS OF GENAM HOLDING

            Set forth below is the name and present principal occupation or employment of each director and executive officer of GenAm Holding. GenAm Holding is a holding company. The principal business address of GenAm Holding is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                           Directors of GenAm Holding
                           --------------------------

Name and Business
Address                 Present Principal Occupation or Employment
------------------      ------------------------------------------

Matthew P. McCauley     Vice President, Associate General Counsel and
                        Assistant Secretary, GenAmerica and GALIC; Vice
                        President, General Counsel and Secretary, GenAm
                        Holding



                       Executive Officers of GenAm Holding
                       -----------------------------------
                             (Who Are Not Directors)


Name                    Present Principal Occupation or Employment
----                    ------------------------------------------
Richard A. Liddy        Chairman, President and Chief Executive Officer,
                        GenAmerica; Chairman and Chief Executive Officer,
                        GALIC; President, GenAm Holding; Senior Executive
                        Vice President, MetLife

E. Thomas Hughes        Treasurer and Corporate Actuary, GenAmerica and
                        GALIC; Treasurer, GenAm Holding







                              Page 20 of 21 Pages

                                Index to Exhibits
                                -----------------


         Exhibit No.  Description
         -----------  -----------

              11      Joint Press Release of MetLife and Conning dated March 9,
                      2000 filed as Exhibit 99 to MetLife's Schedule TO, dated
                      March 9, 2000 is incorporated herein by reference.
              12      Agreement and Plan of Merger by and among MetLife,
                      CC Merger Sub Inc. and Conning, dated as of March 9,
                      2000.
              13      Joint Filing Agreement.









                              Page 21 of 21 Pages